

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 22, 2010

<u>Via US Mail and Facsimile: 011 852 3583 0082</u>

Mr. Alex Deyi Yang
Acting Chief Financial Officer
Focus Media Holding Ltd.
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong

> **Re: Focus Media Holding Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed June 29, 2010, amended July 16, 2010 and September 7, 2010**
> **File No. 000-51387**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2009</u>

<u>General</u>

1.   Please include your Commission file number on the cover page. Also ensure that you include accurate information for your contact person. We note that Mr. Alex Deyi Yang has not been your acting chief financial officer since January, 2010.

Risk Factors, page 8

Risks Relating to Regulation of Our Business and to Our Structure, page 21

2.	We note that you added new risk factors and revised disclosure under existing risk factors in the Form 20-F/A filed on September 7, 2010. Much of this new disclosure relates to failure to comply with PRC laws and regulations limiting your ability to pay dividends, safeguard your "ownership" structure and operate your business. In a separate and prominent risk factor section at the front of the risk factors, address these failures with specificity of the circumstances, including remedial measures, and assessment and quantification of actual and potential consequences as detailed below. For example, we note:

- Your failure to comply with equity pledge registration requirements disclosed on page 3;
- the failure by you, Jason Nanchun Jiang, your WFOE operating subsidiaries and your employees to comply with SAFE registration and disclosure requirements disclosed on pages 8 and 9;
- and the violations of SAIC registration requirements by your PRC operating subsidiaries and affiliates disclosed on page 9.

3.	We note that Jason Nanchun Jiang, your founder, chairman and CEO, owns 19.3% of your company's outstanding shares and is the controlling 85% holder of Focus Media Advertising, your main PRC operating affiliate. Include in your new risk factor section, a risk detailing his contractual and fiduciary obligations to you under applicable law, as referenced in your risk factor on page 31, any breach of those obligations, including but not limited to the numerous regulatory violations referenced herein, damages you may have assessed and your remedies and steps taken toward making your company whole.

If the PRC government finds that the agreements that establish the structure . . . , page 21

4.	We note your disclosure that your WFOE operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. However, a few sentences later, as amended on September 7, 2010, you note that the restrictions on foreign investment in advertising do not expressly apply to WFOEs and WFOEs may establish PRC subsidiaries to operate advertising business directly in China. We also note your disclosure related to this issue on pages 43 to 44 and pages 49 to 51 (and corresponding amended disclosure in the Form 20-F/A filed on September 7, 2010). Please provide clear disclosure addressing the extent to which you are eligible to conduct your advertising businesses through indirect subsidiaries as opposed to through contractual arrangements with PRC operating affiliates. To the extent you are eligible to conduct a larger portion of your advertising business through indirect subsidiaries, please provide more information about why you have chosen not to do so.

5.   Please quantify the portion of your business that is generated through indirect PRC operating subsidiaries, on the one hand, and your PRC operating affiliates through contractual arrangements, on the other hand.

6.   We note your disclosure that Jason Nanchun Jiang, the controlling 85% shareholder of Focus Media Advertisement, one of your major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with your operating businesses, "completed procedures to take on citizenship of another jurisdiction in the second quarter of 2009."   Further, "[b]ased on enquiries and discussions with the relevant PRC regulatory authorities, [you] have been orally informed that Jason Nanchun Jiang's change in citizenship does not change the status and nature related to [y]our PRC operating affiliates … [h]owever there is no guarantee that governmental authorities will not challenge such status due to change in law or change in implementation of relevant laws or for any other reason." Please clarify the impact this change has on the ability of Focus Media Advertisement to operate the restricted advertising business and all SAFE considerations. Your revised disclosure should also address the following issues:

- Disclose what citizenship procedures Mr. Jiang completed, to which jurisdiction, and for what business purposes.
- Explain what this action has to do, if at all, with your plans to transfer the equity interests held by the individuals who are shareholders of your PRC operating affiliates to a foreign entity that is qualified under PRC regulations for 100% direct ownership of an advertising business, as described on page 21 of the 20-F/A, including current plans or arrangements.
- State whether or not the relevant PRC authorities recognize and accept Mr. Jiang's change in citizenship or whether or not these relevant PRC authorities consider him to remain a PRC citizen.
- Disclose how Mr. Jiang's continued shareholding in Focus Media Advertisement complies with SAIC or any other PRC governmental restrictions on foreign investment in the advertising industry.
- Disclose "the relevant PRC regulatory authorities" to whom you spoke and specify what oral information they provided you, including reference to specific rules, regulations and circulars.
- Identify any competing PRC regulatory authorities that may implement the relevant laws to you, Mr. Jiang and your operating subsidiaries.
- Address whether Mr. Jiang has any plans involving direct or indirect offshore investment activities, or any other activity that would be subject to SAFE Circular No. 75 and SAFE Circular No. 106.

- Detail any potential resulting liability or penalties, limited ability to inject capital into your PRC subsidiaries, limited ability by your PRC subsidiaries' to increase registered capital or distribute profits to you, or any other adverse affect Mr. Jiang, you and/or your PRC subsidiaries or affiliates may experience as a result of Mr. Jiang's change in citizenship.

    To the extent that these risks would be better described in separate risk factors, please include the disclosure in separate risk factors.

"We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations…." page 22

7. Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements.

8. We note your disclosure that the pledges in your favor over the equity interests of your operating subsidiaries will not be valid until they are approved by and registered with the relevant government authorities. Please clarify the impact such restrictions have upon your structure and contractual arrangements. Discuss what steps you have taken to date and will take, including the timing, to register the existing equity pledge agreements and register future equity pledge agreements with the local SAIC. We note that the PRC Property Rights Law became effective on October 1, 2007. Please explain your delay. Such disclosure should be reflected in this section as well as in your Business and Regulations sections.

Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny…, page 23

9. Please state whether you have any unfavorable transfer pricing arrangements that could, among other things, result in an upward adjustment on taxation. Please state whether your results of operations may be materially and adversely affected if your operating affiliates' tax liabilities increase significantly or if they are required to pay interest on late payments.

We rely principally on dividends and other distributions on equity paid by our WFOE operating subsidiaries…, page 23

10. We note that PRC law requires that any dividends paid by your wholly foreign-owned enterprises come from their accumulated profits, if any, after each company has made allowances to fund statutory reserves. Please clarify the impact this restriction has on the availability to you of your operating affiliates' funds. Your revised disclosure should also address the following issues:

- Indicate whether your operating affiliates historically paid dividends to you from accumulated profits and provide management's assessment of the operating affiliates' ability to pay dividends to you in the future.

- Indicate what portion of each company's revenues, if any, you anticipate being able to use for the expansion of your business.

This disclosure should be reflected here as well as in your discussion of liquidity and capital resources.

11.	We note your statements here and on page F-33 that your wholly foreign-owned enterprises are required to allocate at least 10% of their annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Please disclose each company's current registered capital and indicate whether the allocations each entity has made to such fund to date comply with the applicable PRC laws and regulations. To the extent a company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance. We note your statement that "[a]s a result of these PRC laws and regulations, as of December 31, 2009, the Group's PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $789,603,518 of their net assets to Focus Media Holding in the form of dividends, loans or advances."

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliates…, page 24

12.	Please revise your disclosure regarding the "use the proceeds of this offering."

13.	We note your statement on page 4 of your 20-F/A that SAFE Circular 142 requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies only be used for purposes "within the business scope approved by the applicable governmental authority" and "may not be used for equity investments within the PRC." Please disclose how this will limit your ability to transfer the net proceeds from future offerings to your operating affiliates. Since your business strategy relies in part on expansion, revise your disclosure to specifically address how Circular 142 will limit your ability to use the proceeds from future offerings to fund such expansion. In addition, identify the governmental authorities that must approve your use of the proceeds of the offering and clarify what "business scope" is used to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. This revised disclosure should be reflected here as well as in your Regulation section.

We may be deemed a PRC resident enterprise under the New Law and be subject to the
PRC taxation on our worldwide income, page 26

14.   Please include discussion of the relevant facts and circumstances that provide the
        basis for your belief that you are not a "resident enterprise."

PRC regulations relating to offshore investment activities by PRC residents may increase
our administrative burden and restrict our overseas and cross-border investment
activity…page 27 and page 3 of the 20-F/A

15.   Highlight your failure to comply with SAFE registration requirements and the
        result on your ability to pay dividends and distribute profits in the past and future.
        Clearly explain the circumstances surrounding the failure of Jason Nanchun Jiang,
        who is a major beneficial owner of your company, the majority 85% shareholder
        of Focus Media Advertising, your operating affiliate, and was a PRC resident
        under these SAFE regulations to make registrations and filings for round trip
        investments and other material changes in the offshore company in accordance
        with these regulations. Similarly, detail the failure of your WFOE operating
        subsidiaries' failures to disclose the ultimate ownership in them by your PRC
        resident shareholders or beneficial owners to SAFE, specifying the individuals
        responsible for the failure to comply. Reconcile your ownership of the WFOE
        operating subsidiaries with this lapse in compliance and your purported effective
        control "through agreements with certain of [t]our PRC operating affiliates and
        each of their shareholders which provide [you] with the substantial ability to
        control these affiliates and their existing and future subsidiaries" with the actions
        and inactions of Jason Nanchun Jiang. List all fines and legal or administrative
        sanctions to date and anticipated.

A failure to comply with the PRC regulations regarding the registration of shares and
share options…., page 9 of 20F-A

16.   Detail the circumstances surrounding your failure and that of your PRC option
        holders to comply with the 2007 SAFE regulations and guidance. List all fines
        and legal or administrative sanctions to date and anticipated. For you and your
        option holders, explain the delay, plans for compliance and steps toward
        achieving compliance to date. Name your PRC option holders.

Our PRC operating subsidiaries and operating affiliates may have engaged in business
activities with the necessary registration with local authorities…., page 9 of 20-F/A

17.   Detail the circumstances surrounding your failure, through your PRC operating
        subsidiaries, and that of your PRC operating affiliates to comply with PRC
        registration. List all fines and legal or administrative sanctions to date and
        anticipated, including but not limited to the "fines, disgorgement of profits or
        revocation of business license[s] of [y]our operating subsidiaries or [y]our
        operating affiliates." State the "business scope," business activities actually

conducted and whether or not you and your subsidiaries and affiliates complied, plans for compliance and steps toward achieving compliance to date.

Information on the Company, page 33

Limitations on Foreign Ownership in the Advertising Industry, page 42

18.   Please tell us when you last received an opinion of counsel from Global Law Office with respect to the matters referenced here. Confirm that Global Law Office was aware of the revised disclosure in the amended Form 20-F filed on September 7, 2010. Supplementally provide us with a copy of this opinion for review.

19.   Please explain the reasons why PRC counsel has advised you that there are "substantial uncertainties" regarding the application and interpretation of PRC laws and regulations and why there can be "no assurance" that the PRC regulatory authorities, in particular the SAIC, may take a view that is contrary to their opinion.

20.   In your amended Form 20-F filed on September 7, 2010, you added the qualifier "except as otherwise disclosed in this annual report" to the last bullet-point of the PRC counsel opinion regarding material compliance with PRC laws and regulations. Please specifically identify each instance in which your PRC business operations are non-compliant with PRC laws and regulations in material respects.

Regulations of Advertising Services
Business License for Advertising Companies, page 44

21.   Detail each instance where your subsidiaries or affiliates are "in the process" of obtaining requisite business licenses to operate an advertising business. Tell us what controls and procedures you maintain, including but not limited to audits to ensure compliance with these requirements by your subsidiaries and affiliates.

Advertising Content, page 44

22.   Please explain what special government review is required for specific types of advertisements prior to distribution and to whom you are obligated to confirm such review and receive approval. In your revised disclosure please explain what the performance of the review entails, how you, your operators and your distributors confirm that all content contained in such advertisements is true and accurate as required by the advertising laws and regulations, and what "serious violations" may include. Please disclose the government agencies and applicable laws and regulations. Disclose the certain commodities subject to government censorship and approval, for which advertising distributors are obligated to ensure

that the censorship has been performed and approval obtained, and how you do comply with those requirements.

23.   Please state whether your advertising sales function is separate and distinct from your government compliance program. You should address challenges with and conflicts between attracting sales from an industry through which you generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy and censorship.

24.   Please state the potential legal rights and "interests of third parties" upon which advertisers, advertising operators or advertising distributors may infringe and be subject to civil liability.

Operating and Financial Review and Prospects, page 51

General

25.   We note your disclosure that during 2008 and 2009, you disposed of several recently acquired businesses through transactions with their respective original owners, including six Internet advertising companies, your mobile handset advertising services segment, and your boat-based advertising platform. It also appears that CGEN was disposed in a similar manner due to the cancellation of the CGEN share purchase agreement disclosed on page 52. Please include a detailed discussion of the business reasons for the apparent pattern of acquisition followed by a write-down of acquisition related assets in conjunction with the return of the operations to the original owners.

26.   Please consider including a tabular presentation of your recent acquisitions returned to the original owners, including the proceeds paid for each acquisition, the acquisition date, the amount of impairment of acquired assets recorded in conjunction with the return of the business to the original owners and the date of the disposal.

27.   Please expand the discussion of the CGEN business on page 52 to clarify whether the CGEN share purchase agreement effectively returned the CGEN business to its original owners.

28.   Please include a discussion of the January 2010 buy-out agreement for the sale of 38% of Allyes, another recently acquired entity, to various employees, management and directors, and the basis for their decision to sell shares of Allyes back to the original owners.

29.   Refer to page 17 of the Form 20-F/A filed September 7, 2010. Please include a revised discussion of subsequent events that includes the sale of your entire remaining 62% interest in Allyes, the amount of gain or loss on the sale, the business reasons for the sale and whether the sale was to related parties.

30.   Please expand your discussion of dispositions to include how you determine which subsidiaries were underperforming and the metrics used to determine certain subsidiaries were deemed to be underperforming.

Overview, page 51

31.   Please explain the reasons why the SINA transaction was jointly terminated by the parties. If due to a lack of regulatory approvals, disclose why the parties were unable to obtain the required approvals.

Advertising Service Costs, page 57

32.   We note that you recognized impairment charges of $40.3 million for equipment and $25.4 million for acquired intangible assets in 2009 on page 57. We also note that you explain $36.5 million and $3.2 million of these charges in your discussion on page 66. Please expand the discussion to include the remaining impairment charges in 2009 which were included in advertising service costs.

Goodwill Impairment, page 63

33.   We note on page 64 that your Goodwill balance went from $30.7 million as of December 31, 2008 to $410.4 million as of December 31, 2009. We also note on page 70 that you did not make any significant acquisitions in 2009 but recorded additional goodwill of $81.8 million for contingent consideration of previous acquisitions and acquisition of certain noncontrolling interests. Please expand the discussion to explain the remaining change in goodwill during 2009 and consider including a tabular presentation of the changes in your goodwill balances.

34.   We note on page 60 and F-5 that you recorded goodwill impairment of $596.1 million in 2008, which consists of $376.8 million for poster frame, $218.4 million for Internet operations and $0.9 million for movie theatre and billboards. We also note on page 64 that you impaired the full outstanding balance of CGEN goodwill of $145.6 million in 2008. Since you reclassified the operations of CGEN from discontinued operations to continuing operations in 2009 due to continuing involvement with the LCD displays and restated all periods based on this continuing involvement, tell us why the impairment loss on the statement of operations does not include the CGEN goodwill impairment of $145.6 million. Please also revise the discussion on page 76 and Note 9 to the financial statements accordingly.

35.   Refer to your discussion of the payment of contingent consideration in 2009 for the poster frame and movie theatre and billboard reporting units on pages 64 and 65. Please expand the discussion to explain the methodology used to determine the contingent consideration in sufficient detail to permit the reader to understand how you can be required to pay contingent consideration but then immediately

recognize impairment. Explain the rationale behind the contingent consideration in light of the lack of an increase in fair value of the reporting units during the period covered by the contingent consideration. Please revise Note 9 to the financial statements accordingly.

36.   In light of the materiality of contingent consideration paid to date on previous acquisitions, please include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments and the amounts paid during the periods presented under each agreement. Please revise Note 3 to the financial statements accordingly.

37.   Refer to your discussion of impairment of long-lived assets in 2008 on page 65. Please expand the discussion to explain in greater detail the uncertainty in regard to customer demands. Describe any trends in customer contract cancelations or changes in renewal patterns. Separately discuss changes in customer demands as they relate to the LCD network acquired from CGEN and your remaining LCD network.

2008 Disposition, page 70

38.   We note that you sold all of CGEN's assets and liabilities, with the exception of in-store monitors. Please expand the discussion to describe the nature of the assets sold. Also describe the business purpose for retaining ownership of the in-store monitors in the absence of other CGEN assets, such as customer relationships, lease agreements, advertising contracts and other acquired intangible assets, if any. Explain how you intend to utilize the monitors in the absence of the other business relationships with the customers who own the stores in which your monitors are installed.

Results of Operations, page 74

39.   Please provide a more detailed assessment of the material drivers of changes in revenue. For example, you attribute the decline in LCD display network revenues in 2009 to contracting demand under unfavorable macroeconomic conditions. Provide more insight into the extent to which these conditions led to lower sales volume, lower pricing and/or other negative impacts. You also attribute the significant decrease in poster frame revenues in 2009 to contracting demand, pricing pressures from competitors and disposition of subsidiaries. Provide more insight into the relative significance of each of these factors and also discuss how the significant decrease in the size of your poster frame network during the year contributed to the decline.

Liquidity and Capital Resources, page 79

40.   We note that cash provided by operating activities has remained relatively stable over the past three years despite a significant increase in revenues in 2008 and a significant decrease in revenues in 2009. You attribute this to significant changes in accounts receivable collection periods (a reduction in 2009 and an increase in 2008). Please quantify and explain the causes of these significant changes. Also describe any other material factors that impacted the levels of cash provided by operating activities.

Major Shareholders and Related Party Transactions, page 91

41.   Please tell us why you did not include Fosun International Ltd. in this table. According to Schedule 13D filings, it appears that Fosun has a significant ownership interest in your company.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

42.   Refer to your accounting policy for equipment and acquired intangible assets on page F-11. We note on page 18 that the registration certificates for your traditional billboards are typically no more than two years. Tell us how the two year term of these registration certificates for your billboards impacted your analysis of an appropriate useful life of five years for your media display equipment, 10 years for your lease agreements, seven years for your customer base and other related tangible and intangible assets.

43.   Refer to your discussion on page 66 of equipment installed in the chain-stores of a major chain-store operators in China. We note that you were denied access to your equipment installed in their stores. Please expand your accounting policy to clarify your accounting for equipment installed on customer premises and revise your disclosure in Note 7 to quantify the amount of equipment located on the property of customers.

Note 4 – Disposition, page F-18

44.   Refer to the disclosure of the disposal of CGEN and the termination of the CGEN share purchase agreement. Please expand the discussion to describe the nature of the assets sold and describe the nature of your continuing involvement.

Exhibits, page 116

45.   For each exhibit identified by asterisk as previously filed, please revise to incorporate such exhibit by reference and identify when the exhibit was filed. Refer to Instructions to Exhibits to Form 20-F.

46.   We note that the certifications provided as exhibits 12.2 and 13.2 to the Form 20-F and each amendment were provided by your former acting chief financial officer, Alex Deyi Yang, rather than your current chief financial officer, Kit Leong Low, who was appointed in January 2010. Please file a complete amended Form 20-F with correct certifications. Refer to Exchange Act Rules C&DI 161.04 and Regulation S-K C&DI 246.14, both available on our website. Explain to us whether and when Kit Leong Low participated in the required evaluations. In addition, in light of this error, revise your disclosure under Item 15 regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures. The revised disclosure should discuss whether management still concludes that disclosure controls and procedures were effective and, if so, explain how management was able to come to that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Delabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director